Hazel's Ghost, LLC

Financial Statements

December 31, 2022 and 2021



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HAZEL'S GHOST, LLC

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Members
Hazel's Ghost, LLC
Los Angeles, California

Opinion

We have audited the accompanying financial statements of Hazel's Ghost, LLC (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2022 and for the period from November 30, 2021 (inception) to December 31, 2021 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazel's Ghost, LLC as of December 31, 2022 and 2021 and the results of its operations, members' equity, and its cash flows for the year ended December 31, 2022 and for the period from November 30, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

> **Certified Public**
> **Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632

www.keitercpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.



February 14, 2023
Glen Allen, Virginia

HAZEL'S GHOST, LLC

Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Current assets:				
Cash	$	8,828	$	-
Deposits		25,838		-
Total current assets		34,666		-
Capitalized film costs		486,211		-
Total assets	$	520,877	$	-
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable	$	40,931	$	-
Members' equity		479,946		-
Total liabilities and members' equity	$	520,877	$	-

See accompanying notes to financial statements.

HAZEL'S GHOST, LLC

Statements of Operations
For the Year Ended December 31, 2022 and for the Period
from November 30, 2021 (inception) to December 31, 2021

	2022		2021	
Revenue	$	-	$	-
Operating expenses		2,500		-
Net loss	$	(2,500)	$	-

See accompanying notes to financial statements.

HAZEL'S GHOST, LLC

Statements of Changes in Members' Equity
For the Year Ended December 31, 2022 and for the Period
from November 30, 2021 (inception) to December 31, 2021

	Members' Equity	Accumulated Deficit	Total
Balance, November 30, 2021	$ -	$ -	$ -
Net loss	-	-	-
Balance, December 31, 2021	-	-	-
Capital contributions	518,750	-	518,750
Syndication fees	(36,304)	-	(36,304)
Net loss	-	(2,500)	(2,500)
Balance, December 31, 2022	$ 482,446	$ (2,500)	$ 479,946

See accompanying notes to financial statements.

HAZEL'S GHOST, LLC

Statements of Cash Flows
For the Year Ended December 31, 2022 and for the Period
from November 30, 2021 (inception) to December 31, 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (2,500)	$ -
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities:		
Deposits	(25,838)	-
Capitalized film costs	(486,211)	
Accounts payable	40,931	-
Net cash used in operating activities	(473,618)	-
Cash flows from financing activities:		
Payments for syndication costs	(36,304)	-
Capital contributions	518,750	-
Net cash provided by financing activities	482,446	-
Net change in cash	8,828	-
Cash, beginning of period	-	-
Cash, end of period	$ 8,828	$ -

See accompanying notes to financial statements.

HAZEL'S GHOST, LLC

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Hazel's Ghost, LLC (the "Company") was formed on November 30, 2021 in the State of California. The Company was formed to produce a feature film and incur all production and operating costs in relation to the film production. Upon completion, the film will be marketed to agencies and distributors for sale. The Company did not begin operations until 2022.

Management's Plans: The Company's plan for the remainder of 2023 is to use the equity on hand to start Post-Production, keeping on track with the timeline for finishing the film. The Company plans to simultaneously raise additional equity to cover the remaining Post-Production costs as well as projected costs for deliverables and marketing necessary to successfully launch the finished film in market. The Company expects to premiere the film in early 2024 and work with a sales agent to secure a profitable sale of the film in 2024. If the film is sold as a complete buy-out to a distributor, once that profit has been disbursed to investors and producers according to the funding agreements, the Company intends to dissolve the SPV, Hazel's Ghost LLC, so as to incur no ongoing administrative expenses. The Company believes that by executing its strategic plan, it will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

Capitalized Film Costs: The Company accounts for film costs in accordance with ASC 926 – Entertainment – Films which requires film costs and production overhead to be capitalized as incurred and subsequently amortized using the individual-film-forecast computation method.   During 2022, the Company capitalized $486,211 in film and production overhead costs. No amortization has been recorded during 2022 as the film is still in the process of being produced. Amortization is expected to begin during 2023.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 14, 2023, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Members' Equity:**

The Company raised $518,750 through private placement funds during 2022. Investors who contributed to the first $250,000 raised by the Company are considered "Early Bird Investors" and receive priority distributions as defined in the funding agreement. All other investors receive distributions subordinate to the Early Bird Investors on a pro-rata basis as defined in the agreement.